

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 10 to Draft Registration Statement on Form F-4**
> **Submitted June 16, 2023**
> **CIK No. 0001921158**

Dear Leo Lu:

We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition
Cryptocurrency self-mining revenue, page F-61

1. Your response to prior comment 13 in your December 9, 2022 letter, and your response to prior comment 10 in your March 31, 2023 letter, indicate that BitFuFu consents to the online framework service agreements provided by pool operators when BitFuFu sets up its accounts on their websites. For your arrangements with each pool operator, please provide us with copies of any such online framework service agreements. If the online framework service agreements are publicly available, you may provide us with the URL address, but please ensure your response adequately considers any relevant prior versions,

if applicable.

In addition to these written online framework service agreements, please tell us whether the parties have approved any other agreements that you considered when identifying the contract with the customer in accordance with ASC 606 (e.g., side agreements or customized terms). If so, please provide copies of any such written agreements or a description of any agreements that were approved orally or in accordance with other customary business practices.

2. You disclose on page 123 that "BitFuFu's self-mining operations utilize third-party mining pools, such as AntPool, Foundry and Poolin, to receive mining rewards from a given network". Please confirm that these are the only third-party mining pools that are used. If others are also used, please provide the names of such third-party mining pools. In addition, please provide the amount of revenue associated with each third-party mining pool for the fiscal year ended December 31, 2022 and through the most recent reporting dates in the interim period 2023.

3. Your response to prior comment10 in your August 22, 2022 letter, states that "BitFuFu and the pool operators have unconditional right to terminate the contract governing the pool participation at any time." You subsequently stated in your response 13 in your letter dated December 9, 2022, that "BitFuFu respectfully clarifies that it does not believe the mining operators have an unconditional right to terminate the contract between the pool participants and the pool operators at any time." However, you then stated in your response 10 in your letter dated March 31, 2023, that "[e]ach contract between BitFuFu and the mining pool operators is an at-will contract because the contract is terminable at any time by either party without penalty." Please reconcile these apparent discrepancies. Specifically, for each pool operator arrangement (Antpool, Foundry, Poolin, and any others, if applicable), does either Bitfufu or the pool operator have an unconditional right to terminate the contract at any time without penalty? In your response, please reference or describe the specific contractual clauses you considered when reaching your conclusion.

If the pool operators do not, in fact, have an unconditional right to terminate the contract, please provide a detailed description of the factors you considered when determining whether Bitfufu would have legal recourse upon termination by the pool operator.For example, your letter dated December 9, 2022, states that "if AntPool unilaterally terminates the service agreement without cause and does not give BitFuFu the opportunity to perform or continue to perform, BitFuFu believes it has a claim for expectation damage at a court of law."Please elaborate on the factors considered in reaching any such conclusions for AntPool and all other applicable pool operators.

4. In order to help us continue to evaluate your ASC 606 step four analysis for your cryptocurrency self-mining revenue, please describe your assessment of how the identified performance obligations are distinct in accordance with ASC 606-10-25-19 through 25-

22. Please ensure your response includes your analysis of each of the criteria in ASC 606-10-25-19, as well as each of the factors in ASC 606-10-25-21.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian